

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2017

David Fellows
Chief Executive Officer
Nightstar Therapeutics Limited
215 Euston Road
London NW1 2BE
United Kingdom

     Re: Nightstar Therapeutics Limited
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted August 25, 2017
          CIK No. 0001711675

Dear Mr. Fellows:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 25, 2017

Prospectus Summary, page 1

1.   We note your response to prior comment 1. To clarify the development status for NSR-REP1, please supplement the "Next Milestone" column, or otherwise revise the table, to clarify that one Phase 2 trial is ongoing and another future Phase 2 trial is planned.

David Fellows
Nightstar Therapeutics Limited
August 31, 2017
Page 2

Notes to Consolidated Financial Statements
1. Nature of Business, page F-7

2.   Regarding your response to our prior comment 13:

   • You state that the contemplated reorganization, as a result of which NightstaRx
Limited (NL) will become a wholly owned subsidiary of Nightstar Therapeutics Limited
(NTL), will occur "prior to the effectiveness of the Registration Statement." However,
throughout the filing, you indicate that the reorganization will occur "prior to the
completion of the offering," and in some circumstances, also state that the reorganization
will occur "prior to the closing of the offering" as well as "prior to the consummation of
the offering," Given that the reorganization has different stages, please consider your
disclosure throughout the filing and ensure it accurately indicates when the various stages
of the reorganization will occur.
   • Although your financial statements assert that you have retroactively reflected the
reorganization, shareholders equity including the various equity components as shown on
the balance sheet and in Note 7 as well under "Capitalization" on page 63 reflects that of
NightstaRx rather than Nightstar Therapeutics Limited, which appears to render your
presentation internally inconsistent with that assertion.

        You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg, Senior Assistant Chief
Accountant, at 202-551-3679 if you have questions regarding comments on the financial
statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at
202-551-6262 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance